Exhibit 12

                           CARNIVAL CORPORATION & PLC
                       Ratio of Earnings to Fixed Charges
                          (in millions, except ratios)


                                                   Nine Months
                                                Ended August 31,
                                               ------------------
                                                2006        2005
                                                ----        ----
Net income                                     $1,863      $1,917
Income tax expense, net                            42          42
                                               ------      ------
Income before income taxes                      1,905       1,959
                                               ------      ------
Fixed charges
  Interest expense, net                           232         250
  Interest portion of rent expense(a)              12          12
  Capitalized interest                             27          14
                                               ------      ------
Total fixed charges                               271         276
                                               ------      ------
Fixed charges not affecting earnings
  Capitalized interest                            (27)        (14)
                                               ------      ------

Earnings before fixed charges                  $2,149      $2,221
                                               ======      ======

Ratio of earnings to fixed charges                7.9x        8.0x
                                               ======      ======

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.


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